July 11, 2025

Chaim (Charlie) Birnbaum
Chief Executive Officer
PishPosh, Inc.
1915 Swarthmore Avenue
Lakewood, New Jersey 08701

       Re: PishPosh, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 1-41623
Dear Chaim (Charlie) Birnbaum:

       We issued comments on the above captioned filing on February 10, 2025. On June 17,
2025, we issued a follow-up letter informing you that comment(s) remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

        As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Adam Phippen at 202-551-3336 or Joel Parker at 202-551-3651 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services